Exhibit 3.1(c)

INTROGEN THERAPEUTICS, INC.

Certificate of Amendment
To The
Restated Certificate Of Incorporation

     Introgen Therapeutics, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:

     1. That the first paragraph of Article IV of the Corporation’s Restated Certificate of Incorporation which currently reads:

         “The Corporation is authorized to issue two classes of shares of stock to be designated, respectively, Common Stock, $0.001 par value, and Preferred Stock, $0.001 par value. The total number of shares that the Corporation is authorized to issue is 55,000,000 shares. The number of shares of Common Stock authorized is 50,000,000. The number of shares of Preferred authorized is 5,000,000.”

is amended to read as follows:

         “The Corporation is authorized to issue two classes of shares of stock to be designated, respectively, Common Stock, $0.001 par value, and Preferred Stock, $0.001 par value. The total number of shares that the Corporation is authorized to issue is 105,000,000 shares. The number of shares of Common Stock authorized is 100,000,000. The number of shares of Preferred Stock authorized is 5,000,000.”

     2. This Certificate of Amendment to the Corporation’s Restated Certificate of Incorporation has been duly approved by the Corporation’s Board of Directors and stockholders in accordance with Section 242 the Delaware General Corporation Law.

     IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its President and Chief Executive Officer, this 4th day of August, 2004.

Introgen Therapeutics, Inc.
By:	/s/ David G. Nance
David G. Nance
President and Chief Executive Officer